Room 4561

May 31, 2007

Mr. Christian R. Larsen, President
Pacific Webworks, Inc.
180 South 300 West, Suite 400
Salt Lake City, Utah

     Re: **Pacific Webworks, Inc.**
               Form 10-KSB for Fiscal Year Ended December 31, 2005
               Filed March 31, 2006
               File No. 000-26731

Dear Mr. Larsen:

We have reviewed your response to our comment letter dated April 25, 2007 in connection with the above referenced filing and have the following comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1 – The Company and Basis of Presentation

Revenue Recognition, pages 20-21

1.   We continue to disagree that your historical revenue procedures complied with
        GAAP and we note that you have not provided any additional substantive
        information in support of your position. Further, we note your assertion that "a
        restatement of [y]our financial statements is not necessary because the application
        of the revenue recognition procedures to prior periods would not change [y]our
        net profit/loss…in any way." Please provide us with a robust analysis in
        accordance with SAB 99 that supports your assertion that a restatement is not
        required. Note that this analysis should address each financial statement line item
        that could be affected by such a restatement and all factors described in the SAB
        should be considered and documented in your response.

                                        * * * * * * *

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please submit all correspondence and supplemental materials
on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you
may wish to provide us with marked copies of any amendment to expedite our review.
Please furnish a cover letter that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing any amendment and
your responses to our comment.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at
(202) 551-3451 if you have any questions regarding this comment.

                                        Sincerely,

                                        Mark Kronforst
                                        Accounting Branch Chief